Exhibit 23.5

Consent of Independent Registered Public Accounting Firm

We consent to the inclusion in this Registration Statement on Form S-4 of First Community Bankshares, Inc. of our report dated March 28, 2019, with respect to the consolidated balance sheets of Highlands Bankshares, Inc. and subsidiary as of December 31, 2018 and 2017 and the related consolidated statements of income, comprehensive income, changes in stockholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2018, and to the reference to our firm under the caption “Experts” in the Registration Statement on Form S-4.

/s/Brown Edwards & Company, L.L.P.

Blacksburg, Virginia
October 30, 2019